Exhibit 99.2

 1  Corporate PresentationGH Research PLC (NASDAQ: GHRS)    GH Research  March 2022  2022© GH Research PLC

 Disclaimer Regarding Forward-Looking Statements  This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  2    This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could’, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission. Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  2022© GH Research PLC

 SeekingUltra-Rapid, Durable Remissionsin Depression  3  2022© GH Research PLC

GH Research

Pipeline

Stage of Development

PROGRAMS	INDICATION	PRECLINICAL	PHASE 1	PHASE 2a	PHASE 2b	PHASE 3	Next Stage
GH001 *5-MeO-DMT for inhalation administration*	**Treatment-Resistant Depression (TRD)**						Initiate Phase 2b trial in TRD (GH001-TRD-201)
	Bipolar II Disorder (BDII)*						Initiate Phase 2a trial in BDII (GH001-BD-202)
	Postpartum Depression (PPD)*						Initiate Phase 2a trial in PPD (GH001-PPD-203)
GH002 / GH003 *5-MeO-DMT for injection / intranasal administration*	**Psychiatric or Neurological Disorder**						Complete preclinical development

Complete

*In light of our completed Phase 1 clinical trials of GH001 in healthy volunteers and our completed Phase 1/2 trial in TRD, we recently submitted clinical trial applications to begin two Phase 2a trials in patients with BDII and a current major depressive episode and in patients with PPD, respectively. We believe that we can proceed to Phase 2a trials for these two indications based on existing preclinical and clinical data for GH001.

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GH Research

The Problem for Patients with Depression

Established Therapies are Slow-Acting

(STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)


Cumulative Remission Rate (% Patients)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Average time to remission is ~6 weeks
0
2
4
6
8
10
12
14
Week

Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006

... Remission Rates in TRD < 15%

(STAR*D study, Remission Rates Treatment Steps 1 to 4)


Remission Rates (%) (bar)
Cumulative Remission Rate (%) (line)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
~33% no remission despite 4 treatment steps
37%
56%
62%
67%
31%
14%
13%
1
2
3
4
Treatment Step
2 or more prior therapies = TRD

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GH Research

Large and Open Depression Market in the EU and US

First Line MDD

- Diagnosed: ~**48M**
  - Treated (pharmacotherapy ± psychotherapy): ~**24M**

Second Line MDD

- Non-response to first line: ~**13M**

Treatment-Resistant Depression (TRD)

- Non-response to two prior lines: **~9M**

Patients cycle through ineffective therapies for TRD

*Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006*

MDD, Major Depressive Disorder

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GH Research

5-MeO-DMT and GH001

- 5-MeO-DMT (5-Methoxy-N,N-Dimethyltryptamine)
  - Naturally-occurring psychoactive substance from tryptamine class
  - **Highly potent** agonist on 5-HT1A and 5-HT2A receptors
  - **Psychoactive effects with ultra-rapid onset** (within seconds) **and short duration** (5 to 30 min)
  - **High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects**


O
N
HN

5-MeO-DMT

- GH001 (5-MeO-DMT administration via a proprietary inhalation approach)
  - **Intraday individualized dosing regimen for maximization of ultra-rapid remissions**
  - **Single visit initial treatment,** with no structured psychotherapy
  - Potential for **convenient and infrequent retreatment**

Foundational IP


(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)
(19) World Intellectual Property Organization International Bureau
(43) International Publication Date 27 August 2020 (27.08.2020)
WIPO | PCT
(10) International Publication Number WO 2020/169850 A1

(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)
(19) World Intellectual Property Organization International Bureau
(43) International Publication Date 27 August 2020 (27.08.2020)
WIPO | PCT
(10) International Publication Number WO 2020/169851 A1

(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)
(19) World Intellectual Property Organization International Bureau
(43) International Publication Date 02 September 2021 (02.09.2021)
WIPO | PCT
(10) International Publication Number WO 2021/170614 A1

(12) INTERNATIONAL APPLICATION PUBLISHED UNDER THE PATENT COOPERATION TREATY (PCT)
(19) World Intellectual Property Organization International Bureau
(43) International Publication Date 24 December 2020 (24.12.2020)
WIPO | PCT
(10) International Publication Number WO 2020/254584 A1

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       GH001 Single Dose:    GH001 Individualized Dosing Regimen (IDR): More Chances for Remission  MADRS score            MADRS score          MADRS score    MADRS score  Dose 1  Dose 1  Dose 2  Dose 3  Dose 2  Dose 1  No remission  Remission  Remission  Remission  Remission  Hypothetical Patient 1  Hypothetical Patient 2  Hypothetical Patient 3  Hypothetical Patient 1  Hypothetical Patient 2  No remission  No remission  No remission  Dose 1  GH001 – Individualized Dosing Regimen (IDR) Designed to Achieve Ultra-Rapid and Durable Remissions  8  2022© GH Research PLC        MADRS score  Dose 1

 Phase 1 Trial in Healthy Volunteers GH001-HV-101(Completed)  9  Clinicaltrials.gov ID NCT04640831  2022© GH Research PLC

GH Research

Design of Phase 1 Trial in Healthy Volunteers (GH001-HV-101)

Part A (Single Dose)

HV (n=18)

- GH001 **2 mg** (n=4)
- GH001 **6 mg** (n=6)
- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

Primary Endpoint:
- Safety until day 7
- Peak Experience Scale (PE Scale)[1]

Part B (IDR)

HV (n=4)

GH001 IDR **6, 12, 18 mg** to achieve PE (up to 3 doses, 3h interval)

Primary Endpoint:
- Safety until day 7
- Peak Experience Scale (PE Scale)[1]

	GH001 Administration	Day 1	Day 7
Key Assessments	Safety PE Scale Cognitive function	Safety	Safety Cognitive function

PE, Peak Experience
IDR, Individualized Dosing Regimen

[1] The PE Scale averages answers scored by the subject by marking a visual analogue scale between 0 and 100 for the following three questions: 1. How intense was the experience; 2. To what extent did you lose control; 3. How profound (i.e., deep and significant) was the experience?

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Part A (Single Dose) and Part B (IDR) – Safety

Study Safety Group review

- **No SAEs**
- **All ADRs mild, except two moderate (*)**
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function

ADRs	Part A (Single Dose)				Part B (IDR)
	2 mg (N=4)	6 mg (N=6)	12 mg (N=4)	18 mg (N=4)	IDR[1] (N=4)
MedDRA Preferred Term	n	n	n	n	n
Abnormal dreams				1	
Anxiety		1	1		
Clumsiness		1			
Confusional state		1			
Euphoric mood		1			
Fatigue				1	1*
Feeling hot		1			
Flashback				1	
Hallucination				1	
Head discomfort					1
Headache		2		1	1
Heart rate increased			1*		
Hyperacusis				1	
Insomnia				1	
Mental fatigue				1	
Nausea	2	1		1	2
Vision blurred	1				

Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen

[1]6 mg (N=1); 6-12 mg (N=2); 6-12-18 mg (N=1)

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         Average fordose group  PE Scale  PEThreshold  Part A – Peak Experience (PE) Dose-Effectsand Inter-Person Variability  12  PE, Peak Experience  2022© GH Research PLC

         PEThreshold  Part B – Peak Experience (PE)Effect of Intraday Individualized Dosing Regimen  13  PE, Peak Experience  2022© GH Research PLC

 Phase 1/2 Trial inTreatment-Resistant DepressionGH001-TRD-102(Completed)  14  Clinicaltrials.gov ID NCT04698603  2022© GH Research PLC

GH Research

Design of Phase 1/2 Trial in TRD (GH001-TRD-102)

Phase 1 (Single Dose)

TRD[1] (n=8)

- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

Primary Endpoint:
- Safety until day 7

Phase 2 (IDR)

TRD[1] (n=8)

GH001 IDR **6, 12, 18 mg** to achieve PE (up to 3 doses, 3h interval)

Primary Endpoint:
- MADRS remission day 7 (MADRS≤10)

	GH001 Administration	Day 1	Day 7
Key Assessments	MADRS 2-hrs PE Scale Safety	MADRS 1-day Cognitive function Safety	MADRS 7-day Cognitive function Safety

PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale
IDR, Individualized Dosing Regimen

[1]Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy

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GH Research

Phase 1 (Single Dose) and Phase 2 (IDR) – Safety

Study Safety Group review

- **No SAEs**
- **All ADRs mild, except three moderate***
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function
- No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item "suicidal thoughts"

ADRs	Phase 1 (Single Dose)		Phase 2 (IDR)
	12 mg (N=4)	18 mg (N=4)	IDR[1] (N=8)
MedDRA Preferred Term	n	n	n
Abdominal discomfort			1
Anxiety			2
Depressive symptom			1*
Dizziness	1		
Feeling abnormal	1	1	
Flashback	1	1	2
Headache	2	1	3
Muscle discomfort			1
Muscle spasms		1	
Nausea			2*
Paresthesia			1
Sensory disturbance			3

Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale

[1] 6-12 mg (N=6); 6-12-18 mg (N=2)

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 MADRS Remission / Response / Improvement Rate Day 7  Phase 1 (Single Dose) – Efficacy (MADRS)  17  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS.  2022© GH Research PLC  2 of 4 (50%) in the 12 mg group and1 of 4 (25%) in the 18 mg group had a MADRS remission at day 72 of 8 patients had a PE and both had a MADRS remission at day 7

 Phase 2 (IDR) – Efficacy (MADRS)  18  2022© GH Research PLC  MADRS Remission / Response / Improvement Rate Day 7  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.00017 of 8 patients had a PE and 6 of those had a MADRS remission at day 7  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS.

 Phase 2 (IDR) – Efficacy (MADRS Change from Baseline)  2022© GH Research PLC  Baseline1  2 hours  Day 1  Day 7  GH001  19  p=0.0018  p<0.0001  p<0.0001    Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.00017 of 7 remissions from day 1 and5 of 7 remissions from 2 hours  1Baseline mean MADRS=32

 MADRS and PE – Observed Improved Outcome in Phase 2 (IDR) vs Phase 1 (Single Dose)    Phase 2 (IDR)  Phase 1 (Single Dose) 12 mg  Phase 1 (Single Dose) 18 mg  MADRS Remission Rate Day 7  87.5% (7 of 8)  50% (2 of 4)  25% (1 of 4)  Mean MADRS Change Day 7  -24.4 (-76%)  -21.0 (-65%)  -12.8 (-41%)  Rate of PE  87.5% (7 of 8)  50% (2 of 4)  0% (0 of 4)  Mean PE Score  90.4 (at final dose)  58.2  59.1  2022© GH Research PLC  20  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating ScaleIDR, Individualized Dosing Regimen

 Phase 1 Clinical Pharmacology Trial in Healthy Volunteers GH001-HV-103(Completed)  21  2022© GH Research PLC

 GH001Administration  Day 7      GH001 6 mg (n=8+2 placebo)  GH001 12 mg (n=8+2 placebo)  GH001 18 mg (n=8+2 placebo)  HV(n=30)  Single-Dose Part   IDR Part   HV(n=16)  GH001 IDR6, 12, 18 mg to achieve PE(up to 3 doses, 1h interval, n=8)  Key Assessments  SafetyPharmacokineticsPE ScaleCognitive function    SafetyCognitive function  Safety  22  Day 30    GH001 IDR6, 12, 18 mg to achieve PE(up to 3 doses, 2h interval, n=8)  Primary Endpoint:Pharmacokinetic profile of 5-MeO-DMT and bufotenine    2022© GH Research PLC  Design of Phase 1 Clinical Pharmacology Trial in Healthy Volunteers (GH001-HV-103)  PE, Peak ExperienceIDR, Individualized Dosing Regimen

GH Research

Single Dose and IDR – Safety and Further Results

Safety Review

- **No SAEs**
- **All ADRs mild**
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically relevant changes in ECG, safety laboratory analyses, peak flow, cognitive function, psychiatric safety assessments, including the C-SSRS

Further Results

- Pharmacokinetic analyses and psychoactive effect assessments (PE Scale) support that an interval down to 1 hour between individual doses of the IDR is feasible for future clinical trials

ADRs	Single-dose				IDR	
	6 mg (N=8)	12 mg (N=8)	18 mg (N=8)	Placebo (N=6)	1h interval (N=8)[2]	2h interval (N=8)[3]
MedDRA Preferred Term	**n**	**n**	**n**	**n**	**n**	**n**
Abnormal dreams						1
Chest discomfort		1				
Crying			2		2	
Dizziness			1			
Dry mouth	1					
Dyskinesia			1			
Fatigue		1			2	1
Headache	3		1		1	1
Hypoesthesia oral		1				
Paresthesia oral						1
Retching			1			
Somnolence		1				
Tachycardia			2			
Tension						1
Tremor			1			

Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; PE, Peak Experience

[2] 6 mg (N=1), 6-12 mg (N=3); 6-12-18 mg (N=4)
[3] 6-12 mg (N=3); 6-12-18 mg (N=5)

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Three-Layer Protection Strategy

LAYER 1: REGULATORY EXCLUSIVITY

FDA:	5 years	(+2.5 years paragraph IV stay)
EMA:	10 years	(+1 year for new indication)

LAYER 2: PATENTS

Several patent applications filed:

- Novel aerosol compositions of matter of 5-MeO-DMT
- Novel manufacturing methods and novel salt forms of 5-MeO-DMT
- Novel uses of 5-MeO-DMT in various disorders (including inhaled, intranasal, i.v., i.m., s.c., and other routes)

LAYER 3: TECHNICAL

Complex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability

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 Board of Directors & Management  25  Florian Schönharting  Michael Forer  MScChairman of the Board, Co-founder  BA, LLBBoard Member  2022© GH Research PLC  Dermot Hanley  Duncan Moore  BSC, MBABoard Member  MPhil, PhDBoard Member  Theis Terwey  PD Dr. med. CEO, Co-founder  Julie Ryan  ACA, MAcc, BCommVP, Finance  Magnus Halle  BScManaging Director, Ireland, Co-founder

GH Research

Scientific Advisors



Madhukar Trivedi
M.D.
Professor of Psychiatry,
UT Southwestern Medical Center
UT Southwestern Medical Center



Michael Thase
M.D.
Professor of Psychiatry, Perelman School of Medicine
University of Pennsylvania
Perelman School of Medicine



Mark Zimmerman
M.D.
Professor of Psychiatry and Human Behavior,
Brown University
BROWN



Eduard Vieta
Prof. Dr.
Head, Psychiatry Unit,
Hospital Clínic de Barcelona
CLÍNIC BARCELONA



Michael Bauer
Prof. Dr. rer. nat. Dr. med.
Chair, Department of Psychiatry and Psychotherapy,
Technische Universität Dresden
Universitätsklinikum Carl Gustav Carus



Malek Bajbouj
Prof. Dr. med.
Head, Center for Affective Neuroscience,
Charité, Berlin
CHARITÉ



Johannes Ramaekers
Prof. Dr.
Professor, Faculty of Psychology
and Neuroscience of Maastricht University
Maastricht University

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GH Research

Anticipated Milestones and Financial Overview

- GH001
  - Submit clinical trial applications for multi-center, randomized, controlled Phase 2b trial in TRD in 3Q 2022
  - Initiate Phase 2a trials in BDII and in PPD in 3Q 2022
  - Hold pre-IND meeting with the FDA for GH001 in TRD in 2Q 2022
- GH002 and GH003
  - Complete preclinical development and initiate Phase 1 trial in healthy volunteers
- Financial Overview
  - Cash was $276.8 million as of December 31, 2021
  - We believe existing cash will be sufficient to fund operating expenses and capital expenditure requirements into 2025

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SeekingUltra-Rapid, Durable Remissionsin Depression  28  2022© GH Research PLC